Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-173282

As a shareholder of Duke Energy, we know you seek to invest your hard earned money prudently. Now you have an opportunity to make the money you save work harder for you by investing directly in a new debt obligation of Duke Energy.

Introducing Duke Energy PremierNotesSM

Duke Energy has introduced a new investment opportunity – PremierNotesSM. With PremierNotes, you can earn interest rates that are very competitive with what you would earn with a bank account, money market or short-term CD. PremierNotes will complement your Investor Direct equity investment.

With PremierNotes you can enjoy:	PREMIERNOTES INTEREST RATES
• Attractive returns	Investment Amount	Rate	Yield[1]
• Easy access to your money	Less than $10K	1.30%	1.31%
• No investment or maintenance fees	$10K to $49,999	1.50%	1.51%
• The ability to view your secure online account 24/7	$50K to $250K	1.70%	1.71%
• Convenient services like free check-writing and electronic transfers between your PremierNotes investment and a linked checking account	As of May 9, 2011; See website for current rates

Invest in a trusted name you know.

You can invest in PremierNotes with confidence because each note is a direct investment in new debt obligations of Duke Energy.

When you invest in PremierNotes, Duke Energy will pay you a competitive floating rate of interest that is set weekly. As noted in the table above, our rates as of May 9 start at 1.30 percent based on the amount invested. Current rates can be found at duke-energy.com/premiernotes.

You can also take confidence in knowing that the rates will always be at least  1/4 percent higher than the average rate of taxable U.S. money market mutual funds,2 and your money is available when you need it.

GET STARTED TODAY!

Call us at 800-659-DUKE (3853) to request an Enrollment Kit or get additional information. You can also download an enrollment form directly from duke-energy.com/premiernotes.

1 Yield reflects the annual rate of return on your investment. It assumes that interest is compounded daily and posted monthly, and that there are no additional investments or redemptions.

2 Based on rates published for the most recent seven-day period (non-compounded) for all taxable mutual funds as reported weekly by iMoneyNet Money Fund AverageTM.

Duke Energy Corporation has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that Duke Energy Corporation has filed with the SEC, for more complete information about Duke Energy Corporation and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov or by downloading them from the Duke Energy PremierNotes website. Alternatively, Duke Energy Corporation will arrange to send you a prospectus if you request it by calling toll free at 800-659-DUKE (3853).